Exhibit 23.01

The Board of Directors and Stockholders

Duratek, Inc.:

We consent to the use of our report dated February 24, 2004, with respect to the consolidated balance sheets of Duratek, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedules, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.  Our report dated February 24, 2004, contains an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003 and Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

KPMG LLP

McLean, Virginia

May 13, 2004